November 19, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010

100 F Street, NE

Washington, DC  20549-8020

Attention: Jill Davis, Branch Chief

Dear Ms Davis:

Re: Emgold Mining Corporation (SEC File No. 000-51411) (the “Company”)
Annual Report in Form 20-F for Period Ended December 31, 2006

We are replying to your letter dated September 17, 2007 (the “Comment Letter”), regarding the above captioned Annual Report filing (the “Filing”), and apologize for the delay in replying.

Form 20-F for the Fiscal Year Ended December 31, 2006

Note 5 (b) Preference shares, issued, page 93

1.

We note your disclosure that shares are redeemable by the holder only out of funds that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn $2,000,000 in working capital.  We further note that under US GAAP, you have accounted for the preference shares entirely as equity as the shares are not mandatorily redeemable at a specified or determinable dated or upon an event that is certain to occur.  In determining if an instrument is mandatorily redeemable under US GAAP, a provision that defers redemption until a specified liquidity level is reached does not affect the classification of a mandatorily redeemable financial instrument as a liability.  Please refer to footnote 5 to paragraph 9 of SFAS 150 and clarify how you determined that equity treatment is appropriate for US GAAP.

Comment 1

From our understanding, FAS150 Footnote 5 reads as follows - In determining if an instrument is mandatorily redeemable, all terms within a redeemable instrument shall be considered.  A term extension option, a provision that defers redemption until a specified liquidity level is reached, or a similar provision that may delay or accelerate the timing of a mandatory redemption does not affect the classification of a mandatorily redeemable financial instrument as a liability.

In determining the balance sheet classification of the preferred shares noted, we considered all the terms of the redeemable instruments as required by FAS150 Footnote 5 as well as the requirement for the obligation to be unconditional as defined in paragraph 9.

The preference shares are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interest or to maintain a minimum of $2 million in working capital.  Since the redemption, in part, is determined by the Company’s assessment that the funds are not required for the development of the Company’s mineral properties, we did not consider the obligation unconditional.  We further referred to paragraph B20 and noted that since the issuer has the ability to avoid future sacrifice of assets, at their discretion, that the obligation should not be considered to avoid the future sacrifice of assets, in reaching our conclusion that the obligation is not unconditional.

Based on the determination that the obligation is not unconditional, we have applied the guidance in paragraph 10 for conditional obligations at the end of each reporting period, to assess whether an event, in this case, the Company’s determination, that funds are not needed for development of its mineral properties, has occurred or becomes certain to occur.

The Company has looked at the terms of the agreement, and all of the provisions as noted in FAS150 Footnote 5, and based on the Company’s funding status, we have determined that, to date, an event as envisaged in paragraph 10 has not occurred to make the Company’s obligation unconditional and consequently, the preferred shares continue to have been recorded as equity.

Engineering Comments

Resource Classification, page 27

2.

Please disclose your cutoff grade, the process metallurgical recoveries and the metal price used to derive this cutoff grade estimate.  These parameters may be included as footnotes below your resource estimate table.  In establishing the cutoff grade, the factors considered should realistically reflect on the location, deposit scale, ore continuity, your assumed mining methods, metallurgical processes and recoveries, operating costs, and reasonable metal prices, such as a historic three-year average price.

Comment 2

The basis for the NI 43-101 compliant cutoff grade for the resource at the Idaho-Maryland Mine was determined as follows, and is the disclosure used in the initial report on Form 20-F and for the two following years, as no additional reports have been commissioned for NI 43-101 purposes in Canada since the dates of the reports noted below.

•

The cutoff grade for both the November 2002 and November 2004 resource estimates was 0.10 oz Au per ton (opt).  The cutoff grade was determined primarily by what AMEC (the engineering company completing the report for the Company), was using for underground gold mines at the time the reports were prepared.

•

The November 2002 report, and calculations, were revisited again in 2004 using the following criteria:

o

Average price of gold for 2004 was approximately $410 per oz Au

o

The price of gold used for the calculation was $375 per oz Au

o

The historic recoveries at the Idaho-Maryland ranged from 93% to 97% Au recovery

o

AMEC used 93% Au recovery for determination of the cutoff grade

o

AMEC was using $28 to $35 per ton for mining and recovery costs

o

Therefore cutoff = $35 per ton/(0.93 x $375 per oz Au), or 0.10 opt Au which was used for the calculations as noted above

o

The anticipated mining methods included shrink and long-hole stoppage as well as some room and pillar

•

The average gold prices have increased from $410 in 2004 to $603 in 2006 and higher prices in 2007 to date.  The Company has not yet commissioned an updated NI 43-101 report at this time, as the focus has been on the permitting of the Idaho-Maryland Mine.

The Company has budgeted for an updated NI 43-101 report to be completed in fiscal 2008, which will use updated gold prices, mining and recovery costs, based on industry standards at the time of commissioning.

Jazz Property, British Columbia, page 34

1.

We note you disclose grab samples and silver, zinc, and lead grade ranges.  When reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as “up to” or “as high as” or “ranging from”.

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures as necessary to comply with this guidance, or advise us of any circumstances you believe would support an alternate view.

Comment 3

The Company conducted one exploration program on the Jazz property in fiscal 2004.  Since that time no exploration work has been undertaken.  We have not changed the disclosure since the Company’s initial registration on Form 20-F, which was filed in June 2005, and also in the Company’s Annual Report for the year ended December 31, 2005, filed in June 2006.  Currently a drilling program is underway on the Company’s three British Columbia properties, including the Jazz property.  The results of this program will be reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.  We request that the amended disclosure be reported with the additional exploration results be reported in the Annual Report on form 20-F for the current fiscal year.  The properties were not of a significant materiality to the Company at December 31, 2006, as the Company is focused on permitting the Idaho-Maryland Mine in California, and the acquisition costs related to the Jazz Property were $31,828 at December 31, 2006.

Yours truly,

EMGOLD MINING CORPORATION

“SARGENT H. BERNER”

Sargent H. Berner, Co-Executive Chairman

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